Alamos Gold Inc.
T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I
June 5, 2015

To: The Securities Commissions of all of the Provinces and Territories of Canada

Report of Voting Results
In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Alamos Gold Inc. (the “Company”) held on June 3, 2015.
Total shares voted:                106,328,934
Total shares issued and outstanding:        127,357,486
Total percentage of shares voted:        83.49%

1.	Determination of the Number of Directors – FOR: 98.87%
According to proxies received and vote by show of hands, the number of directors was determined at six

2.	Election of Directors
According to proxies received and vote by show of hands, the following persons were elected as directors of the Company until the next annual meeting:

Name of Nominee	Vote For	%	Withhold Vote	%
Anthony Garson	102,314,285	99.41	605,418	0.59
David Gower	101,192,742	98.32	1,726,961	1.68
John A. McCluskey	102,861,185	99.94	58,518	0.06
Paul J. Murphy	101,349,615	98.47	1,570,088	1.53
Kenneth G. Stowe	102,266,747	99.37	652,956	0.63
David Fleck	97,810,376	95.04	5,109,327	4.96

3.	Appointment and Compensation of Auditors – FOR: 99.55%
According to proxies received and vote by show of hands, Ernst & Young, LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

Auditors	Vote For	%	Withheld Vote	%
Ernst & Young, LLP	105,842,943	99.55	481,211	0.45

4.	Approval of Unallocated Options Under Stock Option Plan - FOR: 91.97%
According to proxies received and vote by show of hands, the ordinary resolution approving the unallocated options under the Company’s stock option plan was passed.

Plan	Vote For	%	Vote Against	%
Stock Option Plan	94,654,586	91.97	8,265,116	8.03

Alamos Gold Inc.
130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com